UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13G

(Amendment No.)*

Under the Securities Exchange Act of 1934

Hanover Bancorp, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

410710 206

(CUSIP Number)

May 9, 2022

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) ROBERT GOLDEN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 38,228
	6	SHARED VOTING POWER 425,693
	7	SOLE DISPOSITIVE POWER 38,228
	8	SHARED DISPOSITIVE POWER 425,693

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 463,921
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.48% (1)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	Based on 7,149,000 shares of Hanover Bancorp, Inc. (the “Issuer”) Common Stock, par value $0.01 per share, outstanding as of December 20, 2022, as disclosed by the Issuer on its Annual Report on Form 10-K filed on December 23, 2022

Item 1.

(a)	Name of Issuer

Hanover Bancorp, Inc. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices

80 East Jericho Turnpike

Mineola, New York 11501

Item 2.

(a)	Name of Person Filing

Robert Golden

(b)	Address of Principal Business Office or, if none, Residence

Golden Properties Group, LLC

420 Doughty Blvd.

Inwood, NY 11096

(c)	Citizenship

United States

(d)	Title of Class of Securities

Common Stock, $0.01 par value (“Common Stock”).

(e)	CUSIP Number

410710 206

Item 3.	If This Statement is Filed Pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

Not applicable.

Item 4.	Ownership

(a)	Amount Beneficially Owned

 The Reporting Person can be deemed the beneficial owner of 463,921 shares of the Issuer’s Common Stock, including

(i)	10,000 vested options to purchase shares of the Issuer’s common stock,
(ii)	9,101 shares of restricted stock subject to future vesting but as to which voting may currently be directed,
(iii)	8,846 shares held in various trusts for the benefit of the Reporting Person’s children, and of which the Reporting Person is a trustee;
(iv)	215,615 shares held in a trust for the benefit of the Reporting Person, and of which the Reporting Person’s spouse is a trustee;
(v)	30,000 shares held in various trusts for the benefit of the Reporting Person’s children, and of which the Reporting Person’s spouse is a trustee;
(vi)	85,769 shares held in various trusts for the benefit of the Reporting Person’s sibling, and of which the Reporting Person is a trustee;

(vii)	32,692 shares held by the Reporting Person’s spouse; and
(viii)	52,771 shares held by a limited liability company which is controlled by the Reporting Person.

(b)	Percentage of Class:

6.48%, based on 7,149,000 shares of Issuer Common Stock, par value $0.01 per share, outstanding as of December 20, 2022, as disclosed by the Issuer on its Annual Report on Form 10-K filed on December 23, 2022

(c)	Number of shares as to which such person has:

(i) (ii) (iii) (iv)	Sole power to vote or to direct the vote: 38,228
Shared power to vote or to direct the vote: 425,693
Sole power to dispose or to direct the disposition of: 38,228
Shared power to dispose or to direct the disposition: 425,693

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 31, 2023

/s/ Robert Golden
Robert Golden